SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 5)

GOLD KIST INC.

(Name of Subject Company)

GOLD KIST INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.01 par value

(Title of Class of Securities)

380614107

(CUSIP Number of Class of Securities)

John Bekkers

Chief Executive Officer

Gold Kist Inc.

244 Perimeter Center Parkway, N.E. Atlanta, GA 30346

Telephone: (770) 393-5000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Dennis O. Garris

W. Scott Ortwein

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, Georgia 30309

(404) 881-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of the Amendment

The purpose of this amendment is to amend Item 9 – Exhibits by adding a new exhibit (a)(18) and revising the Exhibit Index accordingly.

ITEM 9. EXHIBITS.

Exhibit No.	Document

*(a)(1)	Press Release dated October 12, 2006—Gold Kist Board Response to Offer

*(a)(2)	Letter to Stockholders dated October 12, 2006

*(a)(3)	Excerpts from 2006 Proxy Statement filed with the SEC on December 15, 2005

*(a)(4)	Complaint filed October 12, 2006 in the United States District Court for the Northern District of Georgia —Gold Kist Inc., v. Pilgrim’s Pride Corporation, et al.

*(a)(5)	Press Release dated October 12, 2006—Gold Kist Board Response to Debt Tender Offer

*(a)(6)	Letter to Suppliers dated October 12, 2006

*(a)(7)	Letter to Producers dated October 12, 2006

*(a)(8)	Email to Employees sent on October 12, 2006

*(a)(9)	Email to Customers sent on October 12, 2006

*(a)(10)	Press Release dated October 17, 2006 - Gold Kist Lawsuit Against Pilgrim’s Pride Corporation’s Board Nominees Unaffected by Early Termination of Hart-Scott-Rodino Waiting Period

*(a)(11)	Letter to Producers dated October 20, 2006

*(a)(12)	Motion for Preliminary Injunction filed October 23, 2006 in the lawsuit entitled Gold Kist Inc. v. Pilgrim’s Pride Corporation et al. Case No: 1:06-CV-2441-JEC

*(a)(13)	Memorandum of Law in Support of Motion for Preliminary Injunction filed October 23, 2006 in the lawsuit entitled Gold Kist Inc. v. Pilgrim’s Pride Corporation et al. Case No: 1:06-CV-2441-JEC

*(a)(14)	Press Release and Letter to Stockholders dated November 7, 2006

*(a)(15)	Letter to Employees dated November 7, 2006

*(a)(16)	Letter to Producers dated November 7, 2006

*(a)(17)	Letter to Customers dated November 7, 2006

(a)(18)	Press Release and Investor Presentation dated November 16, 2006

*	Previously filed as an exhibit to Gold Kist’s Schedule 14D-9 filed with the SEC on October 12, 2006, Schedule 14D-9/A filed on October 17, 2006, Schedule 14D-9/A filed on October 20, 2006, Schedule 14D-9/A filed on October 23, 2006 and Schedule 14D-9/A filed on November 7, 2006.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2006

GOLD KIST INC.

By:	/s/: John Bekkers
(President and Chief Executive Officer)

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